FORM 5 Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or Section

30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol PACIFIC CMA, INC. "PCCM"					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) __ Director __ 10% Owner _X Officer (give title below) Other (specify below) Secretary
(Last)(First)(Middle) LAM, RANGO	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Year 12/2002		7. Individual or Joint/Group Reporting (check applicable line) _X_ Form Filed by One Reporting Person __ Form Filed by More than One Reporting Person
Unit D, 11/F, Garment Center, 576-586 Castle Peak Road Cheung Sha Wan, Kowloon, Hong Kong (City)(State)(Zip)				5. If Amendment, Date of Original (Month/Year)
1. Title of Security (Inst. 3)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Inst. 8)	4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Inst. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
COMMON STOCK	12/31/2001	A	55,500	A	N/A*	55,500	D
COMMON STOCK	5/2001	P4	5,000	A	$0.25	5,000	D
COMMON STOCK	3/09/2002	A4	300	A	N/A*	300	D
COMMON STOCK	3/01/2001	A4	5,000	A	$0.25	5,000	I	5,000 shares are owned by Ms. Lam's spouse
COMMON STOCK	2/19/2002	A4	100	A	$0.092	100	I	100 shares are owned by Ms. Lam's spouse

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Inst. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Inst. 3 and 4)		8. Price of Derivative Security (Inst. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Inst. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Inst. 4)	11. Nature of Indirect Beneficial Ownership (Inst. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses: * Ms. Lam was granted a total of 55,800 shares for her professional services rendered to the Company. 55,000 shares are valued at $0.18, and 300 shares are valued at $0.25. 5,000 shares owned by Ms. Lam's spouse, and of which she may be considered a beneficial owner, were purchased in a private placement on 3/1/2001 for a price of $0.25 per share. 100 shares owned by Ms. Lam's spouse, and of which she may be considered a beneficial owner, were granted pursuant to an S-8 stock option agreement filed on 12/5/2000 with the U.S. Securities and Exchange Commission. The shares are valued at $.092 per share.

By: /S/ RANGO LAM	1/20/2003
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 788ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.